November 9, 2012

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

103159-0101

VIA EDGAR SYSTEM Ms. Deborah O’Neal-Johnson Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549
Re:	Daxor Corporation, File No. 811-22684

Dear Ms. O’Neal-Johnson

On behalf of our client, Daxor Corporation (“Daxor”), set forth below are Daxor’s initial responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 19, 2012, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are Daxor’s responses (in regular type).

As appropriate, Daxor will amend its registration statement on Form N-2 to reflect the Staff’s comments. In advance of filing the amendment, Daxor is attaching for your review a draft of the revised Prospectus and a draft of the revised Statement of Additional Information that are part of its registration statement, both of which have been marked to highlight the changes made in response to the Staff’s comments (the “Redlined Documents”).

So, on behalf of Daxor, we are submitting the following material via EDGAR: (1) this response letter and (2) a PDF file of the Redlined Documents.

Cover

1.          Please revise the Investment Company Act file number on the cover page. Instead of “8111-22684,” it should read “811-22684.”

Response:  Daxor will revise as requested on the amended Form N-2. We note that the correct number was referenced on the Form N-Q and Form N-CSR filed by Daxor.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Deborah O’Neal-Johnson

November 9, 2012

Preliminary Prospectus

2.          On page 1, the second sentence in the first paragraph states, “[t]he company is dependent upon earnings from its investment portfolio to fund operations, and may be (emphasis added) deemed a closed-end investment company under the Investment Company Act of 1940, as amended (the “Act”).” On August 31, 2011, an administrative law judge issued a decision pursuant to Section 9(f) of the Act finding that Daxor was operating as an unregistered investment company in violation of Section 7(a) of the Act. Given the fact that the law judge’s order required Daxor to register as an investment company, please revise the disclosure, and similar language throughout the document, accordingly.

Response:   Daxor will revise as requested in the amended Form N-2. We note that Daxor included the revised language in its Form N-CSR filing.

3.          The second paragraph on page 1 refers investors to “the company’s filings under the Securities Exchange Act of 1934.” Will Daxor continue to file documents required by the Securities Exchange Act of 1934 notwithstanding the fact that Section 30(d) of the Investment Company Act of 1940 (the “Act”) obviates the need to do so? We may have further comments.

Response:   Daxor has ceased filing under the Securities Exchange Act of 1934 and is now filing under the Act, as evidenced by Daxor’s Form N-Q and Form N-CSR filings.

4.          In regard to the immediately preceding comment, please also reference the Form N-Q that was filed for the period ended March 31, 2012.

Response:   Daxor will reference the Form N-Q as requested in the amended Form N-2.

5.          Paragraph four on page 1 states that, the “Statement of Additional Information . . . is incorporated herein by reference.” Please conform the disclosure so that it is consistent with the language in the second paragraph of “Part B: Statement of Additional Information,” on page 4 of Form N-2.

Response:   Daxor will revise the disclosure as requested in the amended Form N-2.

6.          Under the section “General Description of Daxor Corporation,” the information required by Item 8.1 of Form N-2 is “incorporated by reference.” Please note that General Instruction F to Form N-2 permits incorporation by reference subject to Rule 411 of the Securities Act of 1933. Rule 411(a) prohibits information required in a prospectus to be incorporated by reference. Please provide the required disclosure.

Response:   Daxor will provide the required disclosure in the amended Form N-2.

Deborah O’Neal-Johnson

November 9, 2012

Investment Objective and Policies

7.          The fourth paragraph of the above mentioned section states, “Daxor Corporation will, at times, sell naked or uncovered calls, as well as, engage in short sales as part of a strategy to mitigate risk.” Confirm to the staff that the registrant will meet coverage requirements pursuant to Section 18 of the Act.

Response:   On behalf of Daxor, we confirm that Daxor will meet the coverage requirements pursuant to Section 18 of the Act with regard to the “leveraged transactions” referenced above. In this regard, Daxor recognizes that leveraged transactions can raise risk management issues for a registered investment company relating, for example, to leverage, illiquidity (particularly with respect to complex OTC derivatives), and counterparty risk, among others. Daxor is also aware that there are inherent limitations on the ability of a registered investment company to engage in leveraged transactions (for example, the need to maintain liquid assets to cover obligations in order to avoid the creation of a senior security” under Section 18 of the Act).

Daxor notes that the SEC has determined under Section 18 of the Act that it will not treat leveraged transactions as senior securities provided that Daxor takes certain steps to limit the potential for “leveraged” losses. Specifically, the SEC has offered registered investment companies three kinds of alternatives to a full prohibition: (1) treating these derivative investments as borrowings and requiring the registered investment company to provide the required coverage for such borrowing; (2) requiring the registered investment company to create a segregated account consisting of cash and its equivalents in which the value of the registered investment company’s future obligations would be held; such assets would then cover these obligations and negate the existence of borrowing or the issue of senior securities; or (3) requiring the registered investment company to hold or acquire instruments that fully match the registered investment company’s obligations, creating a “wash” and thus negating the registered investment company’s obligations.

When engaging in leveraged transactions, Daxor will ensure that it takes the appropriate steps identified above to limit the potential for leveraged losses, and will ensure that it complies with any related SEC guidance. Daxor’s Board of Directors will oversee and monitor Daxor’s use of leveraged transactions.

8.          In regard to the disclosure regarding interest rates (fifth paragraph of the above referenced section), include a separate section, per Item 8.3 of Form N-2, to describe the risk factors associated with an investment in the registrant.

Response:   Daxor will include the requested disclosure in the amended Form N-2.

Deborah O’Neal-Johnson

November 9, 2012

9.          When discussing the regulatory risk of Daxor’s portfolio companies you state, “Daxor Corporation’s exposure to regulatory risk is mitigated due to the diversity of holdings consisting of 87 separate common and preferred stocks as of December 31, 2011.” Please explain to the staff how a diversity of utility company holdings mitigates regulatory risk.

Response:   On behalf of Daxor, we note that the disclosure should reference “investment” risk, not “regulatory” risk. Daxor will revise the disclosure to clarify this statement in the amended Form N-2.

10.        Preceding the section entitled, “Forward-Looking Statements Regarding Daxor Corporation,” briefly discuss the types of investments that will be made by the registrant, other than those that will constitute its principle portfolio emphasis, per Item 8.4 of Form N-2.

Response:   On behalf of Daxor, we note that there will not be any such investments.

11.         On page 2 under the section “Investment Management” you state, “the company has no investment advisors, administrator, affiliated brokerage, dividend paying agent, non-resident managers, or active portfolio managers.” Explain to the staff how the registrant will comply with Section 15 of the Act.

Response:   Daxor notes that under Section 15(a) of the Act it must enter into a written contract with any person it engages as an investment adviser and that under Section 15(b) of the Act it must enter into a written contract with any person it engages as a principal underwriter. However, Section 15 of the Act does not require Daxor to engage either an investment adviser or a principal underwriter. In this regard, Daxor notes that the only individual who oversees its portfolio is the Chief Executive Officer of Daxor, who is also a director of Daxor, and the definition of “investment adviser” under Section 2(a)(20) of the Act expressly excludes any person who is a bona fide officer or director of Daxor.

12.        Item 9.e of Form N-2 requires registrants to identify the name and principal business address of the custodian. Please include such disclosure and confirm to the staff that the registrant is in compliance with Section 17(f) of the Act.

Response:   Daxor will revise the disclosure as requested. On behalf of Daxor, we confirm that Daxor currently intends to enter into custodial arrangements for its securities with broker-dealers who are members of a national securities exchange in accordance with Section 17(f)(1)(B) and Rule 17f-1 of the Act. Daxor will evidence these arrangements in written contracts (ratified and approved annually by a majority of the board of directors), which will be filed with the SEC. These contracts require that (1) the securities be physically segregated and marked to show that they are the property of Daxor; (2) the securities and other investments must be verified three times annually by an independent accountant; (3) the broker-dealer not have the ability to hypothecate, pledge or sell the securities, except at the direction of Daxor and for its account; and (4) the securities and investments may not be subject to any lien or charge in favor of the broker-dealer. Daxor’s current broker-dealers are TD Ameritrade, located at 1005 North Ameritrade Place, Bellevue, NE 68005, and UBS Financial Services, located at 200 Park Avenue, New York, NY 10166.

Deborah O’Neal-Johnson

November 9, 2012

13.        In regard to the section entitled, “Directors and Executive Officers of Daxor Corporation,” confirm to the staff that the registrant is in compliance with Sections 10 and 16 of the Act.

Response:   On behalf of Daxor, we confirm that Daxor is in compliance with Sections 10 and 16 of the Act.

Section 10 of the Act requires that, generally, no more than 60% of the board of directors of an investment company may be composed of directors who are “interested persons” of the investment company. The term “interested person,” defined in section 2(a)(19) of the Act, is broad and includes not only those persons with such close financial or control relationships with the investment company that they are deemed “affiliated” with it under section 2(a)(3), but also members of affiliates’ immediate families, interested persons of the investment company’s adviser or principal underwriter, legal counsel to the investment company and his or her partners or employees, any broker or dealer registered under the Securities Exchange Act and its affiliated persons, and others whom the SEC determines to have had, within the last two fiscal years, “a material business or professional relationship” with the investment company, its principal executive officers, or any other investment company with the same investment adviser or underwriter. Five of Daxor’s six directors are not “interested persons” of Daxor.

Section 16 of the Act requires that at least two-thirds of an investment company’s board of directors must consist of directors elected by shareholders. All six of Daxor’s directors have been elected by its shareholders.

14.        The staff notes that Daxor has excluded disclosure regarding Mr. Phillip Hudson, “who is resigning from the Board of Directors.” Please provide to the staff the effective date of Mr. Hudson’s resignation, we may have further comments.

Response:   Mr. Hudson decided not to stand for re-election. As a result, his term as a director ceased as of the date of Daxor’s annual meeting, which was June 27, 2012.

Deborah O’Neal-Johnson

November 9, 2012

15.        Please conform the disclosure on page 6, “Security Ownership of Certain Beneficial Owners and Management,” to the tabular format required by Item 10.5 of Form N-2.

Response:   Daxor will delete this disclosure because it is not required by Form N-2, and will instead disclose only the information called for by Item 10.5 of Form N-2, in the required tabular format.

16.        In regard to the “Risk Factors” discussed on page 8, consider moving this section to page 2 following the Investment Objectives and Policies section.

Response:   Daxor will revise the disclosure as requested in the amended Form N-2.

17.        Include disclosure regarding the risks associated with concentrating portfolio securities in a single industry.

Response:   Daxor will include the requested disclosure in the amended Form N-2.

18.        The penultimate sentence in the last paragraph on page 11 contains an impermissible incorporation by reference. It reads, “. . . information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information.” The registrant is not permitted to incorporate by reference future filings as supplements to an existing registration document.

Response:   Daxor will delete this disclosure in the amended Form N-2.

19.        As disclosed on the last page of the preliminary prospectus, the staff notes that the registrant filed a definitive proxy statement on Schedule 14A on June 1, 1012. Explain to the staff the appropriateness of filing a definitive proxy without previously filing a preliminary proxy for staff review.

Response:   Rule 14a-6(a) does not require Daxor to file a preliminary proxy statement when the only proposals to be voted on are (1) the election of directors, (2) the ratification of accountants and (3) the approval of the compensation of executives.

Deborah O’Neal-Johnson

November 9, 2012

STATEMENT OF ADDITIONAL INFORMATION

20.        Regarding fundamental investment restriction number 4, on page 4 of the SAI, please revise the policy to state that the registrant will (emphasis added) concentrate in the utility industry since the use of the word “may” constitutes an impermissible freedom of action.

Response:   Daxor will revise the disclosure as requested.

21.        Page 8 includes disclosure regarding the “Board’s Risk Oversight Role.” Confirm to the staff that the registrant is in compliance with Rule 38a-1 of the Act, including the requirement of subsection (d) regarding the Chief Compliance Officer.

Response:   On behalf of Daxor, we confirm that Daxor will be in compliance with Rule 38a-1 of the Act.

22.        Please revise the disclosure on page 13 of the SAI regarding Daxor’s code of ethics. Provide the information required by Item 18.15 of Form N-2 (i.e., provide a brief statement disclosing whether the code of ethics permits personnel to invest in securities, including securities that may be purchased or held by the registrant).

Response:   Daxor will revise the disclosure as requested in the amended Form N-2.

23.        In addition to the immediately preceding comment, please confirm where on the website a copy of the Code of Ethics and Business Conduct can be found. Or, if investors must request this information vis-à-vis the registrant’s website, please clarify the disclosure accordingly.

Response:   Daxor will clarify where the Code may be obtained in the amended Form N-2.

24.        On page 13 of the SAI in the section entitled, “Portfolio Transactions and Brokerage,” provide the information required by Item 22 of Form N-2, including the aggregate amount of any commissions paid during the 3 most recent fiscal years.

Response:   Daxor will revise the disclosure as requested in the amended Form N-2.

Deborah O’Neal-Johnson

November 9, 2012

25.          In response to the requirement to provide financial statements on page 16, you reference Daxor’s Form 10-K. We have the following comments regarding Form 10-K:

a.	Please include the tabular or graphic presentation of portfolio holdings as required by Instruction 6.a. to Item 24 of Form N-2.

Response:   Daxor included this disclosure in its Form N-CSR filing.

b.	Please include the Schedule of Investments as required by Regulation S-X, Articles 12-12 through 12-14.

Response:   Daxor included the Schedule of Investments in its Form N-CSR filing.

c.	Please verify that the registrant fair values its securities as well as the securities it sells short. Please verify that the registrant’s valuation policy is consistent with Section 2(a)(41) of the Act.

Response:   On behalf of Daxor, we confirm that as necessary and appropriate Daxor fair values its securities. We also confirm that Daxor’s valuation policy is consistent with Section 2(a)(41) of the Act.

d.	Please verify that the registrant will file its financial statements on Form N-CSR going forward. See also, comment number 3 above.

Response:   Daxor has filed its semi-annual report on Form N-CSR, and will continue to file its annual and semi-annual reports on Form N-CSR.

e.	Under the section “Accounting Policies,” the disclosure states that the registrant will use “historical cost” to determine all gains and losses. Please state whether the registrant will use Average Cost, Specific Identification, LIFO, or FIFO to determine realized gains and losses.

Response:   Daxor uses FIFO to determine realized gains and losses, and will state this in Form N-CSR filing for its fiscal year ending December 31, 2012, and in subsequent filings.

f.	Please state how often the registrant’s net asset value (“NAV”) will be calculated. The securities must be fair valued each time that the NAV is calculated.

Response:   Daxor will determine its net asset value as of the close of regular session trading on the New York Stock Exchange on the last business day of its semi-annual reporting period and its fiscal year, and will make its net asset value available for publication on those dates. Daxor will state this in the Statement of Additional Information.

Deborah O’Neal-Johnson

November 9, 2012

g.	Please include disclosure required by Item 24(b), (c), (d), (e), and (f).

Response:   Daxor will include the requested disclosure in its reports on Form N-CSR.

h.	It is disclosed in the prospectus that “[t]he Company’s net short position will usually amount to less than 15% of the company’s portfolio value.” However, the Form N-Q for the period ended 3/31/12 shows short sales totaling 70.16%. In addition, the Form 10-K for the period ended 12/31/11 shows short sales in excess of 15%. Please explain this apparent inconsistency and restate the registrant’s policy concerning short sales, as appropriate.

Response:   Daxor notes that it may have short positions in common stock as a result of call options being assigned to it. However, Daxor does not receive cash for these short positions. These short positions are usually almost completely offset by restricted cash which is held by a broker and results in a net short position, which Daxor does not include in calculating the 15% limitation. For example, at June 30, 2012 Daxor’s securities sold short were 72.62% of its net assets. This was offset by restricted cash (receivables from brokers) of 70.84% of Daxor’s net assets, resulting in securities sold short, net of receivable from brokers, of 1.78%.

General

26.          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:   Daxor acknowledges this statement.

27.          Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:   Daxor does not currently intend to submit an exemptive application or no-action request. With regard to Daxor’s stock option plan, Daxor believes it may continue to employ the existing stock option plan without seeking exemptive relief. See South America Fund N.V., SEC No-Action Letter (publicly available September 2, 1993).

Deborah O’Neal-Johnson

November 9, 2012

28.          Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response:   Daxor acknowledges this statement.

*     *     *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer